Mail Stop 3561

September 12, 2006

Melissa Payner-Gregor
Chief Executive Officer
Bluefly, Inc.
42 West 39th Street
New York, New York 10018

> **Re:** **Bluefly, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 24, 2006**
> **File No. 333-136866**

Dear Ms. Payner-Gregor:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the prospectus relates to the resale by the selling stockholders of up to 111,372,291 shares of common stock. We also note that you currently have 129,240,660 shares of common stock outstanding as of August 22, 2006. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C.

Legality Opinion

2. Please delete the disclaimer indicating that investors may not rely on the opinion without counsel's express written consent.

3. We note that you have assumed the company has received consideration for the issuance of registered shares. Disclosure in the prospectus indicates the company has received consideration for the issuance of the shares. Please reconcile or revise the opinion as appropriate.

4. We note the statement indicating that the opinion speaks only of the General Corporation Law of the State of Delaware. Please confirm to us in writing that the legality opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws. See www.sec.gov, Corporation Finance Current Issues Outline, November 14, 2000.

5. We note the statement that the opinion is rendered as of August 24, 2006 and that you undertake no obligation to update the opinion after this date.   Please be aware that this opinion must speak as of the date of effectiveness of the registration statement. Please revise accordingly.

*   *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Richard A. Goldberg, Esq.
Dechert LLP
Via Fax: (212) 698-3599